UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights

The main figures obtained by Bradesco in fiscal year 2009 are presented below:

1. Net Income in 2009 was R$8.012 billion (an increase of 5.1% from R$7.625 billion in 2008), corresponding to earnings per share of R$2.34 and Return on Average Shareholders’ Equity(1) of 21.4% .

2. Net Income was comprised of R$5.289 billion from financial activities, which represented 66% of the total, and R$2.723 billion from insurance, private pension and savings bond operations, which accounted for 34% of the total.

3. Bradesco’s market capitalization stood at R$103.192 billion on December 31, 2009, with the preferred shares gaining 65.5% (2) during 2009.

4. Total Assets stood at R$506.223 billion at year-end 2009, an increase of 11.4% from the ending balance in 2008. Return on average assets was 1.7% in the year, compared with 1.9% in 2008.

5. The Total Loan Portfolio(3) stood at R$228.078 billion in December 2009, up by 6.8% from the ending balance in 2008. Operations with individuals totaled R$82.085 billion (up 11.5%), while operations with companies totaled R$145.993 billion (up 4.3%) .

6. Total Assets under Management stood at R$702.065 billion, an increase of 17.5% from year-end 2008.

7. Shareholders’ Equity was R$41.754 billion in December 2009, increasing by 21.9% from year-end 2008. The Capital Adequacy Ratio (Basel II) stood at 17.8% in December 2009, 14.8% of which under Tier I Capital.

8. In 2009, Interest on Equity and Dividends in the amount of R$4.599 billion were paid and provisioned in fiscal year 2009, of which R$2.718 billion was related to income generated in the period and R$1.881 billion to income from fiscal year 2008.

9. The Efficiency Ratio(4) stood at 41.0% in December 2009 (43.3% in December 2008).

10. Investments in infrastructure, technology and telecommunications amounted to R$3.457 billion, up 29.5% in relation to 2008.

11. Taxes and contributions, including social security, paid or provisioned, calculated based on the main activities of Bradesco Organization in 2009, amounted to R$7.743 billion, equivalent to 96.6% of Net Income. Financial intermediation taxes withheld and paid by the Organization amounted to R$5.802 billion.

12. Banco Bradesco has an extensive distribution network in Brazil, with 6,015 Branches, PAB mini-branches and PAAs (3,454 Branches, 1,190 PABs and 1,371 PAAs). Customers can also make use of the 1,551 PAEs, 30,657 ATMs in the Bradesco Dia&Noite (Day&Night) network, 20,200 Bradesco Expresso service points, 6,067 Banco Postal (Postal Bank) branches, 55 branches of Bradesco Financiamentos and 7,300 ATMs in the Banco24Horas (24HourBank) network.

13. In 2009, employee payroll plus charges and benefits totaled R$6.835 billion. Social benefits provided to the 85,548 employees of the Bradesco Organization(5) and their dependents amounted to R$1.570 billion, while investments in training and development programs totaled R$86.784 million.

(1) Excludes the asset valuation adjustments recorded under Shareholders’ Equity; (2) Adjusted by dividends/interest on equity received/declared; (3) Includes Sureties and Guarantees, advances of credit cards receivables and loan assignments (receivables-backed investment funds and mortgage-backed receivables); (4) Last 12 months; and (5) Considers 476 employees from Banco Ibi.

14. In October 2009, a Special Shareholders’ Meeting was held for the merger of stock in Banco Ibi, transforming it into a wholly owned subsidiary.

15. In December 2009, a merger was made of stock in Bradesco Dental, making it a wholly owned subsidiary of Odontoprev S.A. As a result of the transaction, Bradesco Saúde, the controlling shareholder of Bradesco Dental, now holds a 43.5% interest in Odontoprev S.A. The partnership between the two companies should lead to the capture of scale gains resulting from the combination of the best practices in managing claims and in particular from consolidation of the two sales platforms.

16. In November 2009, Bradesco achieved 100% geographic inclusion in Brazil, with a “Presence” in all of the country’s 5,564 municipalities.

17. In December 2009, the Central Bank of Brazil approved a R$2.0 billion increase in Bradesco’s capital, which went from R$24.5 billion to R$26.5 billion, accompanied by a 10% stock bonus. Since the monthly amount paid per share will be maintained, shareholders will receive a 10% increase in the monthly remuneration.

18. In December 2009, Bradesco inaugurated the world’s first floating bank branch, which was installed on a vessel that travels a route on the Solimões River in the state of Amazonas, and serves a population of 210 thousand.

19. Main Awards and Recognitions received in the fourth quarter of 2009:
• According to a study published by the consulting firm Economática, Bradesco was the most profitable bank in Latin America and the United States (based on ROA in 9M09);
• Bradesco ranks among the exclusive group of the 12 best companies to work for in Brazil (Great Place to Work / O Estado de S. Paulo newspaper);
• Bradesco is the best bank in people management, according to the annual survey As Melhores na Gestão de Pessoas (sponsored by Valor Carreira/Valor Econômico);
• Grupo Bradesco Seguros e Previdência was the leader among Ibero-American insurance companies in terms of total insurance premiums in Latin America, according to the Mapfre Foundation; and
• Bradesco received the 2009 Época Climate Change Award for being a leader in the monitoring and reduction of the environmental impacts caused by its activities (Época magazine).

20. Bradesco’s sustainability actions are divided into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports.

The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2009, Fundação provided services over 430 thousand times in its various operating segments: School Network, Virtual School, e-learning portal and Digital Inclusion Centers (CIDs). The roughly 50 thousand students enrolled in basic education also receive, at no charge, uniforms, school materials, food and medical and dental care.

21. In January 2010, Bradesco signed a Memorandum of Understanding with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R. L. for the purpose of acquiring 100% of its capital stock, and in parallel entered into a Partnership Agreement with C&A México S. de R.L. (C&A México) to jointly sell, on an exclusive basis and for a period of 20 years, financial products and services through the stores of the C&A México chain. The transactions are subject to final approval by the respective authorities in Brazil and Mexico.

Main Information

	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	Variation %

									4Q09 x 3Q09	4Q09 x 4Q08

Statement of Income for the Period - R$ million

Net Income	2,181	1,811	2,297	1,723	1,605	1,910	2,002	2,102	20.4	35.9
Adjusted Net Income	1,839	1,795	1,996	1,956	1,806	1,910	2,002	1,907	2.5	1.8
Financial Margin	7,468	7,587	7,560	7,115	5,924	5,674	5,959	5,586	(1.6)	26.1
Expenses w ith Allow ance for Loan Losses	(2,695)	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(7.3)	42.7
Fee and Commission Income	3,125	2,857	2,911	2,723	2,698	2,698	2,657	2,691	9.4	15.8
Administrative and Personnel Expenses	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	7.6	14.1

Balance Sheet - R$ million

Total Assets	506,223	485,686	482,478	482,141	454,413	422,662	403,232	355,470	4.2	11.4
Securities	146,619	147,724	146,110	130,816	131,598	132,373	118,956	105,167	(0.7)	11.4
Loan Operations (1)	228,078	215,536	212,768	212,993	213,602	195,604	180,123	167,265	5.8	6.8
- Individuals	82,085	75,528	74,288	73,694	73,646	69,792	65,622	61,983	8.7	11.5
- Corporate	145,993	140,008	138,480	139,299	139,956	125,812	114,501	105,282	4.3	4.3
Allowance for Loan Losses (PLL)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	9.1	58.9
Total Deposits	171,073	167,987	167,512	169,104	164,493	139,170	122,752	106,710	1.8	4.0
Technical Provisions	75,572	71,401	68,829	66,673	64,587	62,888	62,068	59,722	5.8	17.0
Shareholders' Equity	41,754	38,877	37,277	35,306	34,257	34,168	33,711	32,909	7.4	21.9
Funds Raised and Managed	702,065	674,788	647,574	640,876	597,615	570,320	550,582	505,365	4.0	17.5

Performance Indicators % (except when otherwise stated)

Adjusted Net Income per Share - R$ (2)	2.34	2.26	2.29	2.20	2.25	2.27	2.25	2.19	3.5	4.0
Book Value per Share (Common and Preferred) - R$	12.21	11.53	11.04	10.46	10.15	10.12	9.98	9.75	5.9	20.3
Annualized Return on Average Shareholders' Equity (3) (4)	21.4	21.8	23.7	21.0	23.8	25.4	27.2	28.7	(0.4) p.p	(2.4) p.p
Annualized Return on Average Assets (4)	1.7	1.6	1.7	1.5	1.9	2.0	2.1	2.2	0.1 p.p	(0.2) p.p
Average Rate - (Adjusted Financial Margin / Total Average	8.1	8.3	8.2	7.8	7.0	7.4	8.4	8.4	(0.2) p.p	1.1 p.p
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	18.6	15.4	15.1	14.1	13.5	17.6	16.2	12.1	3.2 p.p	5.1 p.p
Combined Ratio - Insurance (5)	83.4	88.9	85.5	86.2	89.7	84.4	84.9	83.9	(5.5) p.p	(6.3) p.p
Efficiency Ratio (ER) (2)	41.0	41.7	42.0	42.7	43.3	43.0	42.6	42.9	(0.7) p.p	(2.3) p.p
Coverage Ratio (Fees and Commissions/Administrative and	66.5	66.4	67.3	67.2	68.4	70.4	72.7	73.7	0.1 p.p	(1.9) p.p
Personnel Expenses)(2)
Market Capitalization - R$ million (6)	103,192	98,751	81,301	65,154	65,354	88,777	95,608	93,631	4.5	57.9

Loan Portfolio Quality %

PLL / Loan Portfolio	8.5	8.3	7.7	6.3	5.7	5.5	5.6	5.6	0.2 p.p	2.8 p.p
Non-Performing Loans (> 60 days (7) / Loan Portfolio)	5.7	5.9	5.6	5.2	4.4	4.0	4.1	4.1	(0.2) p.p	1.3 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	4.9	5.0	4.6	4.2	3.4	3.4	3.4	3.4	(0.1) p.p	1.5 p.p
Coverage Ratio (> 90 days (7))	174.6	166.5	169.1	152.4	165.6	163.6	165.9	166.5	8.1 p.p	9.0 p.p
Coverage Ratio (> 60 days (7))	148.6	139.4	137.9	122.3	130.7	135.7	136.6	137.0	9.2 p.p	17.9 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.8	17.7	17.0	16.0	16.1	15.6	12.9	13.9	0.1 p.p	1.7 p.p
- Tier I	14.8	14.3	14.3	13.2	12.9	12.5	10.1	10.5	0.5 p.p	1.9 p.p
- Tier II	3.1	3.5	2.8	2.9	3.3	3.3	2.9	3.6	(0.4) p.p	(0.2) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	-	-

									Variation %

	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec09 x	Dec09 x
									Sep09	Dec08

Structural Information - Units

Service points	44,632	42,627	41,067	39,427	38,183	36,140	34,709	32,758	4.7	16.9
- Branches	3,454	3,419	3,406	3,375	3,359	3,235	3,193	3,169	1.0	2.8
- Advanced Service Branch (PAAs) (9)	1,371	1,338	1,260	1,183	1,032	902	584	135	2.5	32.8
- Mini-Branches (PABs) (9)	1,190	1,194	1,192	1,184	1,183	1,185	1,181	1,175	(0.3)	0.6
- Eletronic Service Branch (PAEs) (9)	1,551	1,539	1,528	1,512	1,523	1,561	1,545	1,515	0.8	1.8
- External ATM Netw ork Terminals	3,577	3,569	3,516	3,389	3,296	3,074	2,904	2,877	0.2	8.5
- 24-Hour Bank Netw ork Assisted Terminals	6,486	5,980	5,558	5,068	4,732	4,378	4,153	3,763	8.5	37.1
- Banco Postal (Postal Bank)	6,067	6,038	6,011	5,959	5,946	5,924	5,882	5,851	0.5	2.0
- Bradesco Expresso (Correspondent Banks)	20,200	18,722	17,699	16,710	16,061	14,562	13,413	12,381	7.9	25.8
- Bradesco Financiamentos (Branches)	55	64	64	152	156	216	268	357	(14.1)	(64.7)
- Bradesco Promotora de Vendas (Correspondent Banks)	670	753	822	884	883	1,078	1,561	1,510	(11.0)	(24.1)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	13	13	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	12	12	12	12	-	(8.3)
ATMs	37,957	37,178	36,430	35,443	34,524	32,942	31,993	30,956	2.1	9.9
- Proprietary	30,657	30,414	30,191	29,764	29,218	28,092	27,362	26,735	0.8	4.9
- 24-Hour Bank	7,300	6,764	6,239	5,679	5,306	4,850	4,631	4,221	7.9	37.6
Credit and Debit Card(10) - in millions	132.9	88.4	86.3	85.2	83.2	81.6	79.3	74.3	50.3	59.7
Internet Banking - users in millions	11.0	10.7	10.4	10.1	9.8	9.5	9.2	8.8	2.8	12.2
Employees (11)	85,548	85,027	85,871	86,650	86,622	85,577	84,224	83,124	0.6	(1.2)
Employees and Interns	9,589	9,606	9,439	9,292	9,077	8,971	8,704	8,574	(0.2)	5.6
Foundations' Employees (12)	3,654	3,696	3,645	3,674	3,575	3,622	3,607	3,577	(1.1)	2.2

Clients - million

Checking Accounts	20.9	20.7	20.4	20.2	20.1	20.0	19.8	19.1	1.0	4.0
Savings Accounts (13)	37.7	35.1	33.9	34.2	35.8	33.8	32.5	32.2	7.4	5.3
Insurance Group (14)	30.8	30.3	29.1	28.6	27.5	26.8	25.8	25.0	1.7	12.0
- Policyholders	26.3	25.8	24.6	24.1	23.0	22.4	21.5	20.8	1.9	14.3
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	1.9	1.9	1.9	-	-
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.5	2.5	2.4	2.3	-	-
Bradesco Financiamentos	4.0	4.1	4.0	4.2	4.9	4.9	5.0	5.3	(2.4)	(18.4)

(1) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2) Last 12 months;
(3) Excludes the asset valuation adjustments recorded under Shareholders’ Equity;
(4) Accrued Net Income in period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury stock) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7) Credits overdue;
(8) (i) As of 3Q08, calculated in accordance with the new Basel II Accord. (ii) Excluding the additional provision that currently comprises the Reference Assets of Tier I Capital, due to CMN Resolution 3,825/2009 revoking its use as of April 2010, Bradesco’s consolidated capital adequacy ratio in December 2009 would be 16.9%;
(9) PAB: Branch located on the premises of a company and with a Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10) Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of 4Q09;
(11) Considers 476 employees from Banco Ibi;
(12) Comprises Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports Association (ADC Bradesco);
(13) Number of accounts;
(14) Number of policies.

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB	Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service

Financial Strength			International Scale			Domestic Scale

B-	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3	P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long-Term	Short-Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Net Income vs. Adjusted Net Income

The main non-recurring events that influenced net income, both in the quarter and in the fiscal year, are presented below in a comparative chart:

	R$ million

	4Q09	3Q09	2009	2008

Net Income	2,181	1,811	8,012	7,620
Non-recurring Events	(342)	(16)	(426)	5
- Partial / Total Sale of Investments(1)	(53)	(410)	(2,460)	(806)
- Additional PLL	-	-	1,477	597
- Full Goodw ill Amortization	-	-	-	53
- Civil Provision - Economic Plans	111	387	915	124
- Law 11,941/09 (REFIS)(2)	(388)	-	(388)	-
- Other (3)	30	-	30	60
- Tax Effects	(42)	7	-	(23)
Adjusted Net Income	1,839	1,795	7,586	7,625
ROAE %	23,7%(*)	21,8%(*)	21.4%	23.8%
ROAE (ADJUSTED) %	19,7%(*)	21,5%(*)	20.3%	23.8%

(* ) Annualized ROAE;
(1) Gross gain of R$53 million from the partial divestment of Cetip in 4Q09; gross gain of R$410 million from the sale of the overallotment shares in Cielo (former Visanet) in 3Q09. In 2009: gross gain (R$2,460 million) from the partial divestment of the investment in Cielo and Cetip. In 2008: result from the partial divestment of Visa Inc. (R$806 million);
(2) Net effect from the payment of taxes under the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and
(3) In 4Q09, R$60 million relative gain from the IPO of Laboratório Fleury obtained through our affiliate Integritas Participações, R$64 million in expenses with impairment testing and R$26 million allowance for investment losses. In 2008: basically the effects from adopting Law 11,638/07.
Note: The 2009 figures are not adjusted for non-recurring events. However, when pertinent, the adjustments are explained in the respective line.

Summarized Analysis of Managerial Income

To provide a better understanding, comparison and analysis of Bradesco’s results, we use the Managerial Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, which are detailed at the end of this Press Release.

	R$ million

	Managerial Statement of Income

	12M09	12M08	Variation		4Q09	3Q09	Variation

			YTD				Quarter

			Amount	%			Amount	%

Financial Margin	29.730	23.143	6.587	28,5	7.468	7.587	(119)	(1,6)
- Interest	27.228	22.938	4.290	18,7	7.144	6.891	253	3,7
- Non-Interest	2.502	205	2.297	-	324	696	(372)	(53,4)
PLL	(12.963)	(6.922)	(6.041)	87,3	(2.695)	(2.908)	213	(7,3)
Gross Income from Financial Intermediation	16.767	16.221	546	3,4	4.773	4.679	94	2,0
Income from Insurance, Private Pension Plan,	1.983	2.255	(272)	(12,1)	484	433	51	11,8
Savings Bonds Operations (*)
Fees and Commissions	11.616	10.744	872	8,1	3.125	2.857	268	9,4
Personnel Expenses	(7.967)	(7.390)	(577)	7,8	(2.081)	(2.126)	45	(2,1)
Other Administrative Expenses	(9.493)	(8.307)	(1.186)	14,3	(2.746)	(2.359)	(387)	16,4
Tax Expenses	(2.535)	(2.230)	(305)	13,7	(694)	(639)	(55)	8,6
Equity in the Earnings (Losses) of Unconsolidated
Companies	200	136	64	47,1	142	39	103	264,1
Other Operating Income/Expenses	(2.539)	(1.304)	(1.235)	94,7	(328)	(926)	598	(64,6)
Operating Income	8.032	10.125	(2.093)	(20,7)	2.675	1.958	717	36,6
Non-Operating Income	2.570	263	2.307	-	(9)	473	(482)	(101,9)
Income tax / Social contribution	(2.566)	(2.729)	163	(6,0)	(477)	(614)	137	(22,3)
Minority Interest	(24)	(34)	10	(29,4)	(8)	(6)	(2)	33,3
Net Income	8.012	7.625	387	5,1	2.181	1.811	370	20,4

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Net Income and Profitability

In 4Q09, Net Income was R$2,181 million, an increase of 20.4% or R$370 million on the previous quarter. Net Income in the quarter was mainly impacted by: (i) the R$388 million net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (ii) R$111 million in expenses related to the constitution of a provision for civil liabilities for claims related to impacts from implementation of economic plans; and (iii) gross gain of R$53 million from partial divestment of the investment in Cetip. Meanwhile, Net Income in 3Q09 was impacted by: (i) the gross gain of R$410 million from the sale of the overallotment shares in Cielo; and (ii) R$387 million in expenses related to the constitution of a provision for civil liabilities for claims related to impacts from implementation of economic plans.

In the fiscal year, Net Income came to R$8,012 million, up 5.1% or R$387 million from the previous quarter, despite the negative impacts from the economic contraction in the first half of 2009.

Shareholders’ Equity was R$41,754 million on December 31, 2009, increasing by 21.9% on the previous year. The Capital Adequacy Ratio ended 2009 at 17.8%, 14.8% of which under Tier I Reference Assets.

The main items that contributed to this result are described below. Note that Banco Ibi’s income accounts were consolidated as of November 2009.

Efficiency Ratio

In December 2009, Bradesco’s Efficiency Ratio* stood at 41.0%, representing improvement of 0.7 p.p. from the end of the previous quarter. The decline was basically due to the higher revenue, in particular financial margin and fee and commissions, which were partially offset by the increase in personnel and administrative expenses.

Compared to 2008, the 2.3 p.p. increase was mainly due to the higher revenue from financial margin and fee and commissions, which were offset by the constitution of allowances for contingencies related to economic plans and by higher personnel and administrative expenses.

* Efficiency Ratio (ER) in last 12 months = Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Income from Insurance + Fee and Commission Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our 4Q09 Efficiency Ratio would be 41.3%

Financial Margin

The decline of R$119 million between the third and fourth quarters of 2009 was due to:

• the R$372 million reduction in non-interest income caused by the lower treasury/securities gains; and

offset by:

• the increase in income from interest-earning operations of R$253 million, due to the higher average business volume.

In the comparison between fiscal years, financial margin improved by R$6,587 million, or 28.5%, driven by the following factors:

• the increase of R$4,290 million in the result of interest-earning operations, basically due to the higher average business volume; and

• the increase in non-interest income of R$2,297 million, basically derived from higher treasury/securities gains.

Total Loan Portfolio

In December 2009, loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$228.1 billion. This expansion of 5.8% in the quarter was due to growth of 8.7% in the Individuals portfolio, 7.7% in the SME portfolio and 1.7% in the Large Corporate portfolio.

In the comparison between fiscal years, the portfolio expanded by 6.8%, as a result of the following growth rates: Individuals 11.5%, SMEs 11.2% and Large Corporate -0.6% .

In the Corporate segment, the products registering the strongest growth were: mortgages - corporate plans, operations abroad, BNDES/Finame onlendings and working capital. In the Individuals segment, growth was led by credit cards and payroll-deductible loans.

The above information includes Banco Ibi, since this institution’s asset accounts began to be consolidated into Bradesco as of October 2009. For better comparison between previous periods and excluding the Banco Ibi operations, the portfolio grew by 4.0%, composed of 3.7% growth in the

Individuals portfolio and 7.2% growth in the SME portfolio, while in fiscal year 2009, this increase was 4.9% on the previous year, composed of 6.4% growth in the Individuals Portfolio and 10.6% growth in the SME portfolio. In both periods, the Large Corporate portfolio remained stable.

Allowance for Loan Losses (PLL)*

In 4Q09, the balance of expenses with the allowance for loan losses fell by 7.3% from the previous quarter, due to the decrease in the allowance, which occurred despite the 5.8% expansion in the loan portfolio in that quarter. Bear in mind that the increase recorded in the line Allowance for Loan Losses (inventory)/Loan Portfolio was impacted by the effects of the Banco Ibi merger.

In the comparison of fiscal years, the variation is essentially due to the constitutions required to adjust provisioning levels in view of the weak economic performance, especially in the first six months of 2009, as well as the builds in the Allowance for Loan Losses resulting from rating reviews.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased in 4Q09, benefitted by the improvement in economic indicators resulting from the gradual recovery in economic activity, which fueled growth in loan operations in the quarter. Bradesco ended 4Q09 with a delinquency ratio of 4.9%, indicating an improvement trend.

For better comparison between previous periods and excluding the Banco Ibi operations in 4Q09, the 90-day delinquency ratio was 4.7%, while in the Individuals segment, where the credits from the acquired institution are concentrated, this ratio fell from 7.4% to 7.0% .

Coverage Ratio

The balance of the Allowance for Loan Losses of R$16.3 billion in December 2009 is composed of R$13.3 billion in provisions required by the Central Bank of Brazil and R$3.0 billion in additional provisions.

The graph below presents the coverage ratio of the Allowance for Loan Losses for loans overdue more than 90 days. In December 2009, the ratio stood at 174.6%, representing a comfortable level of provisioning.

Results of the Insurance, Private Pension and Savings Bond Operations

Net Income in 4Q09 was R$828 million (R$607 million in 3Q09), for Return on Average Equity of 37.2% . Net Income in fiscal year 2009 was R$2.723 billion (R$2.648 billion in 2009), for Return on Average Equity of 27.1% .

Continuing to bolster its technical provisions, in the fourth quarter, Bradesco Vida e Previdência concluded the reduction, from 4.3% p.a. to 4% p.a., in the real interest rate used to calculate the provision for insufficient contribution (PIC) and the provision for administrative expenses (PDA). The impacts on Net Income in fiscal year 2009 from the adoption of this methodology was R$507 million.

In 4Q09, revenue grew by 20.3% . Meanwhile, Net Income was 36.4% higher than in the prior quarter due to: (i) the significant improvement in its main performance indicators; (ii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and (iii) equity income in the period, combined with the constitution of a provision for insufficient contribution (PIC) and a provision for administrative expenses (PDA) due to the reduction, from 4.3% p.a. to 4% p.a., in the real interest rate used to calculate these reserves.

Revenue in fiscal year 2009 was R$26.3 billion, an increase of 13.8% on the prior year. Meanwhile, Net Income was 2.8% higher than in 2008, due to: (i) the better financial result, despite the reduction in interest rates; (ii) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09

(REFIS); (iii) the higher equity income; which was partially offset by: (iv) the constitution of the technical provisions described above; and (v) the increase of 6% in the CSLL tax rate.

In November 2009, Net Income at Bradesco’s Insurance Group accounted for 36.5% of net income in Brazil’s entire insurance industry and 49.9% of the net income from insurers associated with banks (Source: Insurance Superintendence – Susep).

Meanwhile, the Insurance Group’s technical provisions represented 31.8% of the insurance industry in November 2009, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Bradesco’s Insurance Group complies with the Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.4 times Shareholders’ Equity.

Fee and Commission Income

In 4Q09, Fee and Commission Income was R$3,125 million, representing a significant increase of 9.4% on the previous quarter. This growth was led by the solid performance of income from credit cards, which was impacted by the merger of Banco Ibi and by higher underwriting income.

In the comparison between fiscal years, the increase of 8.1% was fueled by growth in credit card operations and the strong performance of underwriting operations, as well as by the larger business and client base, which expanded some 4.0% over the last 12 months.

Personnel Expenses

In 4Q09, the R$45 million drop versus the previous quarter is composed of variations in the following portions:

• “structural” – R$57 million increase related to the increase in salary levels (6.0% increase under the collective bargaining agreement), higher expenses with labor obligations and the Banco Ibi merger; and

• “non-structural” – R$102 million reduction due to the build in 3Q09 in the provision for employee profit sharing (PLR), which was partially offset by higher expenses with employment contract terminations and the provision for labor claims.

In the comparison of fiscal years, the R$577 million increase is basically explained by:

• the R$505 million in “structural” expenses, which were basically related to higher expenses with share-based compensation and charges; and

• R$72 million in "non-structural expenses”, which was basically due to the build in the provision for employee profit sharing (PLR).

Note: Structural Expenses = Share-based compensation + Social Security Taxes + Benefits + Private Pension.
         Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative Expenses

Administrative Expenses grew by 16.4% in relation to 3Q09, mainly due to increases in the following items: (i) advertising and marketing expenses; (ii) third-party services; (iii) communication; and (iv) financial system services, mainly due to seasonality, higher business volume and the Banco Ibi merger in 4Q09.

In the comparison with fiscal year 2008, the 14.3% increase is mainly due to the expansion in the Customer Service Network, the higher business volume and the expansion in the client base.

Tax Expenses

Tax Expenses posted a R$55 million increase on the prior quarter, basically due to the increase in taxable revenue, especially fee and commission income.

In the comparison between fiscal years, the 13.7% or R$305 million increase mainly derived from the higher expenses with PIS/Cofins taxes due to taxable revenue from the higher financial margin and fee and commission income in the period.

Other Operating Income and Expenses

In 4Q09, other operating income net of other operating expenses increased by R$598 million on the previous quarter, primarily due to: (i) the R$388 million gain from the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); (ii) the lower expenses with contingency provisions, especially those related to government economic plans, in the amount of R$111 million in 4Q09, versus R$387 million in 3Q09; which was offset by (iii) the higher operating expenses of R$64 million, which were impacted by the Banco Ibi merger.

In the comparison of fiscal years, the increase in operating expenses net of other operating income of R$1,235 million basically results from the builds in operating provisions, most of which are related to provisions for contingencies involving government economic plans, which were partially offset by the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS).

Income Tax and Social Contribution

The R$137 million variation in 4Q09 in relation to the previous quarter was basically impacted by the higher non-taxable income. It is important to point out that in 2009 the rate was 32.9%, compared with 33.1% in 2008.

In the comparison with fiscal year 2008, taxes and contributions contracted by 6.0% .

Tax credits from prior periods, which resulted from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance of unused tax credits is R$813 million. Further details can be found in Note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$10,123 million in 4Q09, a decline of R$39 million from the previous quarter. The variation was mainly impacted by: (i) the R$890 million mark-to-market adjustment in the remaining investment in Cielo; which was offset by: (ii) the inclusion of the investments (OdontoPrev, Cetip and Laboratório Fleury, in the amount of R$967 million).

Economic Scenario

Many of the most pessimistic economic analyses formulated in early 2009 did not materialize. Thanks to the adoption of unprecedented anti-cyclical economic policies, the worst of the crisis had already passed by the second quarter, followed by recovery in the global economy. However, in many cases these policies resulted in significant deterioration in fiscal situations and/or in interest rates, which reached near-zero levels. With the economic recovery continuing, though with the rate of recovery varying across economies, in the last quarter of 2009 debate centered on the best time to begin the "exit strategy", in other words, removing the stimulus measures adopted. This debate – which intensified in view of the financing difficulties faced by certain governments such as Greece, and the initial moves to normalize monetary policy in countries such as Australia and Norway – should continue over the next coming months.

Brazil, however, continues to show signs of rapid economic recovery. After a cumulative contraction of 3.8% between 4Q08 and 1Q09, Brazil’s GDP registered quarter-on-quarter growth rates of 1.1% and 1.3% in 2Q09 and 3Q09, respectively. The latest data show that capacity utilization in the manufacturing industry continues to rise and is already above the historical average, while job growth, especially in the formal sector, continues to register strong growth. More than just merely recovering from a weak comparison base, Brazil’s economy has grown at an accelerated pace, though still with no significant inflationary pressures.

With these indicators and the prospects for the favorable scenario remaining in place, we have revised our forecast for Brazil GDP growth in 2010 to 6.0% . If confirmed, this strong growth would be substantially higher than the average annual rate in the last 30 years of 2.7%, and would represent one of the world’s highest economic growth rates. This robust expansion is expected to be driven primarily by the components of domestic demand, which should significantly outpace supply. This imbalance should in turn pose significant challenges for managing economic policy, which must be addressed by the government’s economic team with the seriousness that has characterized recent years. Therefore, we expect monetary policy to normalize, with the Selic basic interest rate rising from the current 8.75% to 11.75% by year-end 2010 and 12.75% by the end of the first quarter of 2011. However, this upward move in rates should not interrupt the expected strong economic expansion, should bring interest rates to below pre-crisis levels and should prevent uncontrolled inflation that could reduce real income levels and generate economic uncertainties.

Main Economic Indicators

Main Indicators (%)	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08

Interbank Deposit Certificate (CDI)	2.12	2.18	2.37	2.89	3.32	3.21	2.74	2.58
Ibovespa Index	11.49	19.53	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)
USD – Commercial Rate	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)
General Price Index - Market (IGP-M)	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34	2.38
CPI (IPCA – IBGE)	1.06	0.63	1.32	1.23	1.09	1.07	2.09	1.52
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.54	1.54	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.05	0.12	0.16	0.37	0.63	0.55	0.28	0.17
Savings Accounts	1.56	1.63	1.67	1.89	2.15	2.06	1.80	1.68
Business Days (number)	63	65	61	61	65	66	62	61

Indicators (Closing Rate)	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08

USD – Commercial Selling Rate – R$	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491
Euro – (R$)	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606
Country Risk (points)	192	234	284	425	428	331	228	284
Selic – Basic Interest Rate (% p. a.)	8.75	8.75	9.25	11.25	13.75	13.75	12.25	11.25

BM&F fixed rate 1 year (% p.a.)	10.46	9.65	9.23	9.79	12.17	14.43	14.45	12.69

Projections through 2012

%	2010	2011	2012

USD - Commercial Rate (year-end) - R$	1,85	1,90	1,95
Extended Consumer Price Index (IPCA)	4,90	4,50	4,50
General Price Index - Market (IGP-M)	5,50	4,50	4,50
Selic (year-end)	11,75	12,75	11,25
Gross Domestic Product (GDP)	6,00	4,00	4,40

Guidance

Bradesco’s Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on management’s expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporates	22 to 26%

Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$ 6.5 bi
Payroll Deductible Loans	32 to 36%

Financial Margin(1)	14 to 18%

Fees and Commissions	7 to 11%

Operating Expenses (2)	9 to 13%

Insurance Premiuns	10 to 12%

(1) Under the current criterion, guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income

Analytical Breakdown of Statement of Reported vs. Managerial Income

	R$ million

	4Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,098	(116)	119	(155)	(372)	-	-	-	(106)	7,468
PLL	(2,730)	-	-	-	159	(124)	-	-	-	(2,695)
Gross Income from Financial Intermediation	5,368	(116)	119	(155)	(213)	(124)	-	-	(106)	4,773
Income from Insurance, Private Pension Plan, Savings Bonds Operations (*)	484	-	-	-	-	-	-	-	-	484
Fees and Commissions	3,094	-	-	-	-	-	31	-	-	3,125
Personnel Expenses	(2,081)	-	-	-	-	-	-	-	-	(2,081)
Other Administrative Expenses	(2,674)	-	-	-	-	-	-	(72)	-	(2,746)
Tax Expenses	(708)	-	-	-	-	-	-	-	14	(694)
Equity in the Earnings (Losses) of Unconsolidated Companies	142	-	-	-	-	-	-	-	-	142
Other Operating Income/Expenses	(734)	116	(119)	155	213	-	(31)	72	-	(328)
Operating Income	2,891	-	-	-	-	(124)	-	-	(92)	2,675
Non-Operating Income	(133)	-	-	-	-	124	-	-	-	(9)
Income Tax / Social Contribution and Minority Interest	(577)	-	-	-		-	-	-	92	(485)
Net Income	2,181	-	-	-	-	-	-	-	-	2,181

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds .

R$ million

	3Q09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	8,464	(133)	40	21	(283)	-	-	-	(522)	7,587
PLL	(2,883)	-	-	-	97	(122)	-	-	-	(2,908)
Gross Income from Financial Intermediation	5,581	(133)	40	21	(186)	(122)	-	-	(522)	4,679
Income from Insurance, Private Pension Plan, Savings Bonds Operations (*)	433	-	-	-	-	-	-	-	-	433
Fees and Commissions	2,820	-	-	-	-		37	-	-	2,857
Personnel Expenses	(2,126)	-	-	-	-	-	-	-	-	(2,126)
Other Administrative Expenses	(2,283)	-	-	-	-	-		(76)	-	(2,359)
Tax Expenses	(704)	-	-	-	-	-	-	-	65	(639)
Equity in the Earnings (Losses) of Unconsolidated Companies	39	-	-	-	-	-	-	-	-	39
Other Operating Income/Expenses	(1,223)	133	(40)	(21)	186		(37)	76	-	(926)
Operating Income	2,537	-	-	-	-	(122)	-	-	(457)	1,958
Non-Operating Income	351	-	-	-	-	122	-	-	-	473
Income Tax / Social Contribution and Minority Interest	(1,077)	-	-	-		-	-	-	457	(620)
Net Income	1,811	-	-	-	-	-	-	-	-	1,811

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

	R$ million

	12M09

	Reported Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	33,310	(478)	194	(434)	(1,148)	-	-	-	(1,714)	29,730
PLL	(12,937)	-	-	-	423	(449)	-	-	-	(12,963)
Gross Income from Financial Intermediation	20,373	(478)	194	(434)	(725)	(449)	-	-	(1,714)	16,767
Income from Insurance, Private Pension Plan,
Savings Bonds Operations (*)	1,983	-	-	-	-	-	-	-	-	1,983
Fees and Commissions	11,612	-	-	-	-	(123)	127	-	-	11,616
Personnel Expenses	(7,967)	-	-	-	-	-	-	-	-	(7,967)
Other Administrative Expenses	(9,283)	-	-	-	-	123	-	(333)	-	(9,493)
Tax Expenses	(2,732)	-	-	-	-	-	-	-	197	(2,535)
Equity in the Earnings (Losses) of Unconsolidated
Companies	200	-	-	-	-	-	-	-	-	200
Other Operating Income/Expenses	(4,188)	478	(194)	434	725	-	(127)	333	-	(2,539)
Operating Income	9,998	-	-	-	-	(449)	-	-	(1,517)	8,032
Non-Operating Income	2,121	-	-	-	-	449	-	-	-	2,570
Income Tax / Social Contribution and Minority Interest	(4,107)	-	-	-		-	-	-	1,517	(2,590)
Net Income	8,012	-	-	-	-	-	-	-	-	8,012

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”; and Expenses with Third-Party Services classified under the item “Other Administrative Expenses” were reclassified under the item “Fee and Commission Income”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”; and
(8) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

	R$ million

						12M08

	Reported Statement of Income	Reclassifications							Non-recurring Events (8)	Fiscal Hedge (9)	Managerial Statement of Income

		(1)	(2)	(3)	(4)	(5)	(6)	(7)

Financial Margin	23,657	(873)	192	(674)	(1,151)	-	-	-	(454)	2,446	23,143
PLL	(7,884)	-	-	-	632	(267)	-	-	597	-	(6,922)
Gross Income from Financial Intermediation	15,773	(873)	192	(674)	(519)	(267)	-	-	143	2,446	16,221
Income from Insurance, Private Pension Plan,
Savings Bonds Operations (*)	2,255	-	-	-	-	-	-	-	-	-	2,255
Fees and Commissions	10,862	-	-	-	-	(236)	118	-	-	-	10,744
Personnel Expenses	(7,390)	-	-	-	-	-	-	-	-	-	(7,390)
Other Administrative Expenses	(8,261)	-	-	-	-	236	-	(242)	(40)	-	(8,307)
Tax Expenses	(1,973)	-	-	-	-	-	-	-	-	(257)	(2,230)
Equity in the Earnings (Losses) of Unconsolidated
Companies	136	-	-	-	-	-	-	-	-	-	136
Other Operating Income/Expenses	(3,614)	873	(192)	674	519	-	(118)	242	312	-	(1,304)
Operating Income	7,788	-	-	-	-	(267)	-	-	415	2,189	10,125
Non-Operating Income	383	-	-	-	-	267	-	-	(387)	-	263
Income Tax / Social Contribution and Minority Interest	(551)	-	-	-		-	-	-	(23)	(2,189)	(2,763)
Net Income	7,620	-	-	-	-	-	-	-	5	-	7,625

(1) Commission expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” and Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income” were reclassified under the item “Expenses with the Allowance for Loan Losses Expenses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified under the item “Expenses with the Allowance for Loan Losses”; and Expenses with Third-Party Services classified under the item “Other Administrative Expenses” were reclassified under the item “Fee and Commission Income”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified under the item “Other Administrative Expenses”;
(8) Basically: Partial sale of Visa Internacional (R$352 million), full goodwill amortization (R$53 million) and constitution of provisions for civil liabilities related to government economic plans above the average constitution in previous quarters (R$56 million); and
(9) The Partial Result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income.

(*)Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Premiums – Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.